UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 5)

RULE 13e-3 TRANSACTION STATEMENT UNDER
SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

SYNERGX SYSTEMS INC.
(Name of the Issuer)

SYNERGX SYSTEMS INC.
FIRECOM, INC
FCI MERGER CORP.
PAUL MENDEZ
PETER BAROTZ
(Name of Persons Filing Statement)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

87160C106
(CUSIP Number of Class of Securities)

Synergx Systems Inc. c/o John Poserina, Vice President 209 Lafayette Drive Syosset, NY 11791 (516) 433-4700	Firecom, Inc. FCI Merger Corp. c/o Jeffrey Cohen, Vice President, Finance 39-27 59th Street Woodside, New York 11377 (718) 899-6100
(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of Persons Filing Statement)

COPIES TO:
Peter DiChiara, Esq. Sichenzia Ross Friedman Ference LLP 61 Broadway, New York, New York 10006 (212) 930-9700	Bruce A. Rich, Esq. Carter Ledyard & Milburn LLP 2 Wall Street, New York, New York 10005 (212) 732-3200

This statement is filed in connection with (check the appropriate box):

a. ☒ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934 (“the Act”).

b. ☐ The filing of a registration statement under the Securities Act of 1933.

c. ☐ A tender offer.

d. ☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing

Transaction valuation(1)	Amount of filing fee(2)
$3,647,665	260.08

(1)
For purposes of calculating the filing fee only, the transaction value was determined by multiplying (a) 5,210,950 shares of common stock proposed to be acquired in the merger by (b) the merger consideration of $0.70 per share.

(2)	The filing fee, calculated in accordance with Regulation 0-11 under the Securities Exchange Act of 1934, as amended, equals 0.0000713 multiplied by the total Transaction Valuation.
☒
Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $260.08
Form or Registration No.: Schedule 14A — Preliminary Proxy Statement
Filing Party: Synergx Systems Inc.
Date Filed: April 14, 2010

INTRODUCTION

This Amendment No.  5 to Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed with the Securities and Exchange Commission (the “Commission”) jointly by Synergx Systems Inc. (the “Company”); Firecom, Inc. (“Firecom”); FCI Merger Corp., a newly-formed wholly-owned subsidiary of Firecom (the “Merger Sub”); Paul Mendez, President, Chief Executive Officer, a Director and principal shareholder of Firecom and also President, Chief Executive Officer and a Director of the Company; and Peter Barotz, a Director of Firecom and also a Director of the Company (each a “Reporting Person” and collectively, the “Reporting Persons.”   This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Transaction Statement.

Item 15.      Additional Information

Item 15(b) is hereby amended and supplemented as follows:

The “Company, Firecom and the Merger Sub, on January 22, 2010, entered into an Agreement and Plan of Merger (the “Merger Agreement”) and  on March 19, 2010 entered into an amendment (the “Amendment”) to such Merger Agreement.

On July 27, 2010, at a special meeting of the Company’s stockholders held in New York, New York, the Company’s stockholders adopted the Merger Agreement, as amended, by the required vote. On July 27, 2010, in accordance with the Merger Agreement and the Delaware General Corporation Law, Merger Sub merged with and into the Company (the “Merger”).

On July 27, 2010, the Company filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which Merger Sub was merged with and into the Company, with the Company continuing as the surviving corporation. As a result of the Merger, the Company became a wholly-owned subsidiary of Firecom. At the effective time of the Merger, (a) each outstanding share of the Company’s common stock (other than any shares owned by Firecom or Merger Sub, by the Company as treasury stock, or by any stockholders who are entitled to, and who properly exercise, appraisal rights under Delaware law) was automatically converted into the right to receive $0.70  in cash, without interest and less any applicable withholding taxes, and (b) the separate corporate existence of Merger Sub ceased.

As a result of the Merger, the Company’s common stock will cease to trade and be eligible for termination of registration under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Accordingly, the Company will file a Certification and Notice of Termination of Registration on Form 15 with the Securities and Exchange Commission in order to deregister its common stock under the Exchange Act.

Item 16.     Exhibits

	(a)(1)	Definitive Proxy Statement of Synergx Systems Inc., incorporated herein by reference to the Schedule 14A filed with the Securities and Exchange Commission on June 29, 2010 (the “Proxy Statement”).
	(a)(2)	Letter to Stockholders of Synergx Systems Inc., incorporated herein by reference to the Proxy Statement.
	(a)(3)	Notice of Special Meeting of Stockholders of Synergx Systems Inc., incorporated herein by reference to the Proxy Statement.
	(a)(4)	Form of Proxy Card, incorporated herein by reference to the Proxy Statement.
	(a)(5)	Form 8-K of Synergx Systems Inc., incorporated herein by reference to the Form 8-K filed with the Securities and Exchange Commission on June 21, 2010.
	(a)(6)	Form 8-K of Synergx Systems Inc., incorporated herein by reference to the Form 8-K filed with the Securities and Exchange Commission on July 28, 2010.
	(c)(1)	Opinion of Ladenburg Thalmann & Co. Inc., incorporated herein by reference to Annex B of the Proxy Statement.
*	( c)(2)	Presentation of Ladenburg Thalmann & Co. Inc. to the special committee of Synergx Systems Inc., dated January 22, 2010.
	(d)(1)	Agreement and Plan of Merger, dated as of January 22, 2010, by and among Synergx Systems Inc., Firecom, Inc. and FCI Merger Corp., incorporated herein by reference to Annex A-1 to the Proxy Statement.
	(d)(2)	Amendment No.1 to Agreement and Plan of Merger, dated March 19, 2010, incorporated herein by reference to Annex A-2 to the Proxy Statement.
	(f)(1)	Section 262 of the Delaware General Corporation Law, incorporated herein by reference to Annex C of the Proxy Statement
	(g)	Not applicable
	*	Filed previously on April 15, 2010

SIGNATURES

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

SYNERGX SYSTEMS INC.

Dated: July 28, 2010	By: /s/John Poserina
Name: John Poserina
Title: Vice President and CFO

FIRECOM, INC.

Dated: July 28, 2010	By: /s/ Jeffrey Cohen
Name: Jeffrey Cohen.
Title: Vice President, Finance

FCI MERGER CORP.

Dated: July 28, 2010	By: /s/ Jeffrey Cohen
Name: Jeffrey Cohen
Title: Vice President

Dated: July 28, 2010	By: /s/ Paul Mendez
Name: Paul Mendez

Dated: July 28, 2010	By: /s/ Peter Barotz
Name: Peter Barotz

Exhibit Index

	(a)(1)	Definitive Proxy Statement of Synergx Systems Inc., incorporated herein by reference to the Schedule 14A filed with the Securities and Exchange Commission on June 29, 2010 (the “Proxy Statement”).
	(a)(2)	Letter to Stockholders of Synergx Systems Inc., incorporated herein by reference to the Proxy Statement.
	(a)(3)	Notice of Special Meeting of Stockholders of Synergx Systems Inc., incorporated herein by reference to the Proxy Statement.
	(a)(4)	Form of Proxy Card, incorporated herein by reference to the Proxy Statement.
	(a)(5)	Form 8-K of Synergx Systems Inc., incorporated herein by reference to the Form 8-K filed with the Securities and Exchange Commission on June 21, 2010.
	(a)(6)	Form 8-K of Synergx Systems Inc., incorporated herein by reference to the Form 8-K filed with the Securities and Exchange Commission on July 28, 2010.
	(c)(1)	Opinion of Ladenburg Thalmann & Co. Inc., incorporated herein by reference to Annex B of the Proxy Statement.
*	(c)(2)	Presentation of Ladenburg Thalmann & Co. Inc. to the special committee of Synergx Systems Inc., dated January 22, 2010.
	(d)(1)	Agreement and Plan of Merger, dated as of January 22, 2010, by and among Synergx Systems Inc., Firecom, Inc. and FCI Merger Corp., incorporated herein by reference to Annex A-1 to the Proxy Statement.
	(d)(2)	Amendment No.1 to Agreement and Plan of Merger, dated March 19, 2010, incorporated herein by reference to Annex A-2 to the Proxy Statement.
	(f)(1)	Section 262 of the Delaware General Corporation Law, incorporated herein by reference to Annex C of the Proxy Statement
	(g)	Not applicable
	*	Filed previously on April 15, 2010